Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Enters Into Agreement to Acquire REN Talents Inc.

BEIJING, November 5, 2025 — TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company” or “TRX”) today announced that it has entered into a definitive agreement to acquire REN Talents Inc. (the “Target”), pursuant to which it will issue 3,211,010 Class A ordinary shares at a price of $2.18 per share. The closing of the transaction is anticipated to occur on or about November 5, 2025, or such other date as mutually agreed by the parties.

The Target is a full-service creative brand agency with offices in New York, Shanghai and Paris, specializing in fashion, beauty, lifestyle and entertainment. Since its founding in 2021, the company has served over 100 cross-industry clients—ranging from fashion brands like ANTA, PEAK, Xtep and Urban Revivo to technology firms like Xiaomi, OPPO and Infinix, as well as retailers such as Miniso, AliExpress —providing brand strategy, marketing activation and content development services. The company also manages internationally renowned talents such as actress Maggie Q, with exclusive access to top-tier KOL resources and creative partnerships with global fashion media.

Mr. Baohai Xu, Director, Chairman and CEO of TRX, said, “We are excited to officially welcome REN Talents Inc. to the TRX family. The expansion into the U.S. and European markets represents a critical pillar in TRX’s globalization strategy and a major initiative to diversify its international footprint beyond its core insurance business. The U.S. and Europe—home to mature financial systems, strong consumer spending power, and world-leading creative and branding industries—serve as vital hubs for innovation at the intersection of finance and lifestyle services. Through the acquisition of REN Talents Inc., which maintains offices in New York, Paris, and Shanghai, TRX gains strategic access to integrate insurance services into diverse consumer and lifestyle touchpoints, creating an “Insurance + Brand + Lifestyle” ecosystem that enhances engagement with C-end customers and amplifies the Company’s global brand influence. Looking ahead, TRX will continue leveraging its insurance expertise, capital strength, and innovative capabilities to deepen its presence in key international consumer markets, establishing itself as a globally influential financial and lifestyle services group.”

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

About REN Talents Inc.

Founded in 2021, REN Talents Inc. is a global creative brand agency headquartered in New York with offices in Shanghai and Paris. The company provides integrated brand strategy, creative marketing, and content production services for international clients in fashion, beauty, lifestyle, and technology sectors. With exclusive access to celebrities and KOL resources, as well as partnerships with leading fashion publications, the company has built a strong reputation for bridging Eastern and Western cultures in the creative industry.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These include statements regarding future plans, objectives, expectations and intentions, and involve known and unknown risks and uncertainties. Words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “continue,” or similar expressions identify these statements. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance; actual results may differ materially. TIAN RUIXIANG Holdings Ltd. undertakes no obligation to update these statements for subsequent events or circumstances, except as required by law.

For investor and media enquiries, please contact:
TIAN RUIXIANG Holdings Ltd
Investor Relations Department
Email: ir@tianrx.com